SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: XPO Logistics, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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RE:	Please Vote AGAINST Say-on-Pay (Item 4) and FOR an Independent Board Chair (Item 6) at XPO Logistics, Inc. on May 14, 2020.

Dear XPO Logistic, Inc. Shareholder:

We urge you to join us in voting AGAINST the advisory vote to approve Executive Compensation (Say-on-Pay), and FOR our proposal to appoint an independent chair at XPO’s annual shareholder meeting on May 14, 2020. The decision to award CEO Bradley Jacobs yet another mega-equity grant of over $25.2 million, in spite of last year’s pay revolt, is the clearest sign to date that the interests and voices of public shareholders remain severely marginalized on XPO’s Board.

The following are of critical concern as you cast your votes:

  Mega-equity grants have become routine: For the third time in four years, CEO Jacobs received a long-term award worth at least $20 million, with the latest award appearing to stem in part from concerns over the attainability of the prior year’s award. Critically, the headline pay number in the proxy statement may obscure the value of these grants.
  Prior awards have netted huge executive windfalls: Without XPO’s abrupt shift to repurchasingshares,CEOJacobswouldhaveforegonemorethan$21millionincashunder the final tranche of his 2016 PSU. In all, over the course of four years, the grant has netted CEO Jacobs over $60 million in cash payouts. Critically, despite touted improvements, recent awards continue to blur the lines between rewarding operational earnings growth and lucrative payouts for financially engineered results.
  Flawed pay philosophy: With Jacobs holding more than $1.2 billion in XPO equity, and having realized substantial gains in his personal wealth since investing in the company in 2011, it is entirely unclear what retention or incentive problem the company is solving for when it pays CEO Jacobs more than double the median of his industry peers.

Teamster affiliated pension and benefit funds have more than $100 billion invested in the capital markets and are long-term shareholders in XPO.

Mega-Equity Grants Have Become Routine

The occasional use of large equity grants to incentivize through a leadership or strategic change, for example, is one thing; repetitive use is quite another.

In three of the past four years now, 2016, 2018 and 2019, we calculate that CEO Jacobs has received a long-term award worth $20 million or more. Making this particularly troubling is that the board has been tone-deaf to shareholder concerns over this practice; the latest award comes despite 45 percent of non-insider shares opposing last year’s Say-on-Pay, while the 2018 award followed a similar vote in 2017.

We recognize that long-term performance metrics are attached to these awards, including both operational and stock-performance goal; however, the claim that these represent “high-growth stretch goals” that hold “executives accountable,” is undercut by the latest award, which the company concedes, incorporates concerns that the 2018 PSU award goals “might not be attainable” given challenges in the Company’s business. Investors should rightfully question whether, for all intents and purposes, the 2019 PSU represents a replacement award, allowing for a rebased set of expectations.

It is equally critical to point out that the headline pay numbers in the Summary Compensation Table may vastly understate the potential value of the incentive compensation granted to CEO Jacobs in 2019 (and 2018).

In 2019, we note, that CEO Jacobs’ PSU award covered more than 472,000 shares of stock, which, carrying a closing grant date price of $53.32, suggests a grant date award of $25.2 million. However, the company values the award under a “Monte Carlo simulation model,” which, in this case, yields a value of just over $7 million – less than a third of what a simple market-based calculation suggests. Use of this methodology may have understated the value of his 2018 PSU award as well. We (along with Institutional Shareholder Services) value that 2018 award at $24.3 million, whereas the Company’s valuation is around half that figure.

Critical for investors, at this point, is the magnitude of the awards being repeatedly granted each year, particularly given that the 2016 PSU award ultimately paid out at three times its grant date value. Granting awards covering nearly 711,000 shares over the past two years, for a company with a 52-week high in excess of $100, appears excessive by any measure.

Prior Awards Have Netted Huge Executive Windfalls

Despite pledging new transparency, the proxy is strikingly silent on the fact that the last tranche of CEO Jacob’s 2016 PSU paid out more than $21 million in cash, bringing the total 2016 award’s realized payout to more than $60 million. More troubling, however, is the likelihood that the 2019 tranche would have been forfeited entirely if it were not for the repurchase of more than $1.3 billion in shares over the past fiscal year. Share buybacks have their role in capital allocation, but they ought to play no part in meeting bonus targets, especially involving such lucrative awards. Critically, this risk pervades the 2018 and 2019 awards, too.

We note the 2016 award, initially valued at $20 million, vested in four annual tranches based on pre-given adjusted cash flow per share targets, with each year’s tranche payable the following February. In each case, the annual goals were met. However, based on our analysis of XPO’s SEC filings, it appears that the 2019 tranche, carrying a $6.39 adjusted cash flow per share target, would not have vested without the tailwind from a multibillion dollar repurchase program, launched in late 2018.

While the buyback was clearly not envisioned at the time the award was granted in 2016, the company now seeks to assuage investor concerns about the potential for buybacks to boost award payouts by explaining that in such a scenario, while the share count would decrease, the “interest expense [to service the buyback] would likely rise, thereby lowering the adjusted cash flow per share calculation and creating a reasonable offset.” Critical is the phrasing “reasonable offset,” which the proxy does not define or explain, but in any event is not a one-for-one offset. Depending on the Company’s borrowing rate, buybacks can be accretive – and very accretive - to adjusted cash flow per share results.

Critically, based on our analysis, and using figures provided in the Company’s annual report and the GAAP reconciliation tables in the proxy statement, we calculate that without the buyback creating a 21 percent reduction in the weighted share count in 2019, the adjusted cash flow per share would have come in approximately $0.09 below the target. This may seem a nominal “miss,” but bear in mind that the company has trumpeted the fact that the awards do not carry a threshold payout – in other words, “no payout if targets are not fully met.”

Looking forward, with the latest long-term awards, including an adjusted EPS target, the risk of blurring lines between rewarding operational earnings growth and lucrative payouts for financially engineered results continues to pervade the Company’s incentive compensation.

XPO’s Flawed Pay Philosophy

XPO, more broadly, peddles the fact that CEO Jacob’s cumulative realized pay since the beginning of 2012 to the end of fiscal 2019 equates to just 1.1 percent of the total value created for shareholders over this period. In other words, XPO shareholders are getting great value for money from their CEO. What the company fails to explain, however, is the particular retention and incentive problem the executive pay program is actually trying to solve for in the first place, given Jacobs’ substantial ownership stake.

Over this same time period, we note the value of CEO Jacob’s equity stake has risen from an initial $150 million to around $1.2 billion, based on his 17.5 percent ownership stake, as of the record date. Of course, we are not suggesting that CEO Jacobs works for free, but from a pragmatic point of view, it is not clear to us why paying CEO Jacob’s more than double the median CEO pay at peer companies is necessary to retain and incentivize his services. With the most recent award, we note that CEO Jacobs, in addition to his equity stake, holds more than $56 million in unvested equity awards.

The challenge to investors in understanding XPO’s pay philosophy is made all the more difficult by the ad-hoc nature of the compensation program: annual incentives are ultimately discretionary while, as we have seen, the company relies on periodic, but increasingly routine, mega-equity grants.

Compensation Concerns Underscore Need for Independent Board Leadership, Among Other Controversies

We appreciate that investors can disagree about whether an independent board chair is considered the best practice governance arrangement for all companies. However, we believe that XPO’s extravagant compensation practices, which continue undeterred by investor objections, among other things, testify to a problematic board dynamic that demands greater independent leadership. This becomes all the more important with the company’s workers – drivers and warehouse operators - operating on the frontlines of the Covid-19 pandemic. Everything to do with the pandemic may be a ‘work-in-progress,’ but it is alarming to hear that XPO workers are not only complaining of inadequate protection, but are afraid to speak out for fear of retaliation.1 This speaks to an ongoing cultural problem that has already led to controversies over sexual harassment and pregnancy discrimination, and demands a clearer tone from the top.

Summary

XPO’s compensation is difficult to rationalize, regardless of the Company’s performance. The increasingly routine use of large ad-hoc awards, with no guarantees that another award will not be granted the following year, and despite investor objections, is profoundly problematic, and raises fundamental questions about the Board’s overall governance. For these reasons, and others discussed above, we urge investors to vote against XPO’s “Say-on-Pay” and for the Teamsters proposal for an independent board chair.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies Department by email at: mpryce-jones@teamster.org or by telephone at: 202-769-8842.